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                              July 11, 2023

       David Thompson
       Chief Financial Officer
       CIM Opportunity Zone Fund, L.P.
       4700 Wilshire Boulevard
       Los Angeles, CA 90010

                                                        Re: CIM Opportunity
Zone Fund, L.P.
                                                            Amendment No. 1 to
Registration Statement on Form 10
                                                            Filed June 16, 2023
                                                            File No. 000-56544

       Dear David Thompson:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2023 letter.

       Amendment No. 1 to Registration Statement on Form 10 filed June 16, 2023

       Business, page 5

   1. We note your response to comment 1; however, in this section of the filing please describe in greater detail your
materially important real properties, such as the present or proposed use of such properties,
their suitability and adequacy for such use, and occupancy rate.
                                                        State the nature and
amount of material mortgages or other liens or encumbrances against such properties.
Briefly state the principal terms of any lease of any of such properties or any option or contract
to purchase or sell any of such properties and any proposed
                                                        program for the
renovation, improvement or development of such properties, including the estimated cost thereof
and the method of financing to be used. Also describe in greater detail the material
terms of your investments.
 David Thompson
FirstName  LastNameDavid Thompson
CIM Opportunity  Zone Fund, L.P.
Comapany
July       NameCIM Opportunity Zone Fund, L.P.
     11, 2023
July 11,
Page  2 2023 Page 2
FirstName LastName
Fund Strategy
Investment Company Act of 1940, page 11

2.       We note that on page 11 you state that    [t]he Fund intends to rely
on certain exemptions
         from the registration requirements of the 1940 Act, including Section 3(c)(1), Section
         3(c)(5)(C) or Section 3(c)(7) thereof.    Please revise this
disclosure to clarify which
         exemption in particular the Fund relies on.
3. To the extent the Fund currently relies on Section 3(c)(5)(C) of the 1940 Act, please provide additional detail, supplementally, on how the Fund will qualify for another exemption should Section 3(c)(5)(C) become unavailable. In particular, please describe whether the Fund currently qualifies to rely on Section 3(c)(1) and/or
Section 3(c)(7) and,
         if not, how the Fund intends to qualify for one or both exemptions as of the date on which the Fund no longer qualifies for Section 3(c)(5)(C).
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
47

4. We note your response to comment 5. Please clarify and describe in greater detail how the incentive fee was calculated, including the amount of the profits or gains above the threshold and how the hurdle rate percentages and the entitled share are determined.
Critical Accounting Policies
Investment Valuation, page 54

5. We note your response to comment 7 and expanded disclosures on page 54 that the weighting of the appraisal methods represents an approximation of how marketplace participants would underwrite the investment in current market conditions as of the measurement date. Please further expand your disclosures to elaborate upon the approximation process and the factors considered that influence and determine the weighting methodology.
Certain Relationships and Related Transactions, page 57

6. We note your response to comment 9. Please quantify the factors used in the formulas to calculate incentive allocation and management fees for the year ended December 31,
         2022.
7. We note your response to comment 10. Please add a risk factor describing the potential conflicts of interest with CIM and it affiliates.
 David Thompson
FirstName  LastNameDavid Thompson
CIM Opportunity  Zone Fund, L.P.
Comapany
July       NameCIM Opportunity Zone Fund, L.P.
     11, 2023
July 11,
Page  3 2023 Page 3
FirstName LastName
CIM Opportunity Zone Fund, L.P. Schedule of Investments, page F-6

8. We note your response to comment 14 and note your acknowledgement that some of your solar investments constitute 20 percent or more of your consolidated assets, equity or income from continuing operations. It remains unclear why your investments would not represent significant equity investees as contemplated under the guidance within Rule 8-
         03(b)(3). In your response, please further clarify why summarized financial information for your significant solar investments would not be useful and how the structure and substance of your investments differ from investments accounted for under the equity method and/or fair value option.
2. Summary Of Accounting Policies
Basis Of Presentation, page F-9

9. We note your response to comment 16 where you indicate that your main business purpose is acquiring, owning, developing or re-developing and operating infrastructure and real estate properties. Please provide a more robust response about the nature and extent of your development and redevelopment activities and how these activities factor into your Investment Company accounting analysis. As a part of your response please compare and contrast your business model with that of a traditional real estate company that acquires, develops, and manages its properties, explain why you believe your development and re-development activities are consistent with the business purpose and substantive activities of an investment company and address the following items:

                Please clarify what type of development decisions are made for each investment and any discretion allowed to change the initial development plans including decisions to no longer develop certain properties and to re-sequence or reprioritize the timeline for a property's development. Please provide enough detail so we may understand how and by whom those decisions are made.
                With respect to any development cost overruns, where you will bear the cost overrun, please tell us who makes development decisions related to such cost overrun and tell us the nature of such decisions.

10. Further to our above comment, we note disclosures on page 21, where you indicate you may deploy a portion of your assets in REITs. Please clarify and quantify the extent you deploy your assets in REITs. In relation to your investments in REITs, please address the following as it relates to development and/or re-development activities:

                Please clarify which entity or entities (e.g. you or the REIT) are party to the contractual agreements related to the development activities. Your response should address, but not be limited to, the development agreement and guaranteed maximum price contract with the general contractor.
                To the extent activities will be conducted through REIT entities, please tell us if the
 David Thompson
CIM Opportunity Zone Fund, L.P.
July 11, 2023
Page 4
          REIT entities have any unilateral decision-making rights, such that the REIT entities can make decisions on development activities without your general partner's approval. To the extent the REITs have such rights, please tell us which such decisions can be made by the REIT entities. Additionally, please tell
us if the REIT   s
          decision maker can be removed, the process for removal and replacement, and under what circumstances removal could occur.



       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Thompson
                                                           Division of
Corporation Finance
Comapany NameCIM Opportunity Zone Fund, L.P.
                                                           Office of Real
Estate & Construction
July 11, 2023 Page 4
cc:       Raphael M. Russo, Esq.
FirstName LastName